Exhibit 2.7

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (“Agreement”) is entered into on the 30th Aug 2019, BETWEEN:

Genius Group Ltd (the “Purchaser”) having its business address at 3 Temasek Avenue 18-15 The Great Room Centenial Tower Singapore 039190 represented by Roger James Hamilton

and

Wealth Dynamics Pte Ltd (the “Seller” having its business address at 3 Temasek Avenue 18-15 The Great Room Centenial Tower Singapore 039190 represented by Sandra Morrell

Hereinafter referred to as a “Seller” or “Party”, and collectively, “the Sellers” or the “Parties”).

RECITALS

WHEREAS:

A.	Genius Group ( hereinafter referred to as “GG”) is a Public Limited Company duly incorporated and operated under the Law of Singapore that is acquiring and integrating its operations into the global operations.

B.	Roger James Hamilton holds 870 shares of Wealth Dynamics Pte Ltd., Limited Liability Company duly incorporated and operated under the Law of Singapore

C.	Sandra Morrell holds 80 shares of the Wealth Dynamics Pte Ltd., Limited Liability Company duly incorporated and operated under the Law of Singapore

D.	Michelle Clarke holds 50 shares of the Wealth Dynamics Pte Ltd., Limited Liability Company duly incorporated and operated under the Law of Singapore

E.	Wealth Dynamics Pte Ltd., (hereinafter referred to as “WD” or as the “Company”) is the Limited Liability Company duly incorporated and operated under the Law of Singapore. The Company is a training company operating under the name Entrepreneurs Institute (EI).

F.	As on the Effective Date, the Sellers holds and owns 1,000 Shares, in the aggregate constituting 100 % of the Share Capital of WD.

G.	Purchaser desires to acquire the Sale Shares constituting of the 100 % share capital in WD. Consequently, Purchaser has offered to acquire the Sale Shares from the Sellers and the Sellers agreed to sell and transfer the said Sale Shares (free from all Encumbrances and together with all rights, title and interest therein on the terms and conditions set forth in this Agreement) to Purchaser for the Purchase Price.

H.	The Sale Shares shall represent 100% (one hundred percent) of the Share Capital of WD.

I.	The Sellers, the Company, and Purchaser have agreed to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

NOW THEREFORE, in consideration of the above recitals, the representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are now acknowledged, the Parties agree as follows:

1.	SECTION 1 DEFINITIONS

1.1	Defined Terms

The terms below have the following meanings when used in this Agreement in capitalised form unless otherwise expressed:

a.	“Affiliate” means with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person.

b.	Agreement” or “the Agreement” or “this Agreement” shall mean this Share Purchase Agreement and shall include the recitals [and/or schedules attached hereto], and the contracts, certificates, disclosures and other documents to be executed and delivered pursuant hereto, if any and any amendments made to this Agreement by the Parties in writing.

c.	“Board” or “Board of Directors” shall mean and include the Board of Directors of WD or any committee thereof, as constituted from time to time.

d.	“Business Day” means any day other than a Saturday, a Sunday, a public holiday or a day on which banking institutions are authorised or obligated by Law to be closed.

e.	“Claims” means any demand, claim, action, cause of action, notice, suit, litigation, prosecution, mediation, arbitration, enquiry, assessment or proceeding made or brought by or against a Party, however arising and whether present, unascertained, immediate, future or contingent, losses, Liabilities, Damages, costs and expenses, including reasonable legal fees and disbursements in relation thereto;

f.	“Closing” shall have the meaning ascribed to it in Section 5.1.

g.	“Closing Date” shall mean the date on which the closing occurs, which shall be or before [•].

h.	“Conditions Precedent” means the conditions precedent to Purchaser’s purchase of the Sale Shares as set out in this Agreement.

i.	“Damages” means (a) any and all monetary (or where the context so requires, monetary equivalent of) damages, fines, fees, penalties, Losses, and out-of-pocket expenses (including without limitation any liability imposed under any award, writ, order, judgment, decree or direction passed or made by any Person), (b) subject to applicable Law, any punitive, or other exemplary or extra contractual damages payable or paid in respect of any contract, and (c) amounts paid in settlement, interest, court costs, costs of investigation, reasonable fees and expenses of legal counsel, accountants, and other experts, and other expenses of litigation or of any Claim, default, or assessment.

j.	“Effective Date” means the date of execution of this Agreement.

k.	“Encumbrance” with respect to any property or Asset or securities, shall mean (i) any mortgage, charge (whether fixed or floating), pledge, Lien, hypothecation, assignment, deed of trust, security interest, equitable interest, title retention agreement, voting trust agreement, commitment, restriction or limitation or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person , including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law, (ii) any voting agreement, interest, option, pre-emptive rights, right of first offer, refusal or transfer restriction in favour of any Person and (iii) any adverse claim as to title, possession or use; “Encumber” and “Encumbered” shall be construed accordingly;

l.	“Equity Share” means ordinary equity share of face value USD /- (US Dollars only) of WD.

m.	“ GG Shares “ – means the Shares of the Public Limited Company Genius Group with registered seat in Singapore.

n.	“USD”, “US Dollars” means the lawful currency of United States of America

o.	“Indemnified Party” has the meaning set out in Section 7.1.

p.	“Indemnifying Party” has the meaning set out in Section 7.1.

q.	“Intellectual Property” means collectively or individually, the following worldwide rights relating to intangible property, whether or not filed, perfected, registered or recorded and whether now or hereafter existing, filed, issued or acquired: (a) patents, patent applications, patent disclosures, patent rights, (b) rights associated with works of authorship, including without limitation, copyrights, copyright applications, copyright registrations; (c) rights in trademarks, trademark registrations, and applications thereof, trade names, service marks, service names, logos, or trade dress; (d) rights relating to the protection of trade secrets and confidential information; (e) internet domain names, Internet and World Wide Web (WWW) URLs or addresses; (f) all other intellectual, information or proprietary rights anywhere in the world including rights of privacy and publicity, rights to publish information and content in any media.

r.	“Law” or “Laws” shall mean any statute, law, regulation, ordinance, rule, Court Order, notification, order, decree, bye-law, permits, licenses, approvals, consents, authorisations, government approvals, directives, guidelines, requirements or other governmental restrictions, or any similar form of decision of, or determination by, or any interpretation, policy or administration, having the force of law of any of the foregoing, by any authority having jurisdiction over the matter in question, whether in effect as of the date of this Agreement or thereafter;

s.	“Liabilities” means with respect to any person any direct or indirect liability, Indebtedness, obligation, expense, deficiency, guaranty or endorsement of or by such person of any type, known or unknown, and whether accrued, absolute, contingent, unmatured, matured, otherwise due or to become due.

t.	“Losses” means any and all losses, Liabilities, Claims, damages, write downs, reductions in value (including reduction in the value of the Sale Shares), costs (including costs of any assessment, investigation, defence, settlement or proceedings in respect of Tax or any other legal proceedings), expenses (including reasonable legal costs and attorneys’ fees) or other obligations. u.

u.	“Sale Shares” means [] shares constituting 100% of the share capital of the Company.

v.	“Purchase Price” means the price paid towards the acquisition of the Sale Shares.

w.	“Shareholders” shall mean the shareholders of WD;

x.	“Share Purchase” has the meaning set out in Section 2.1.

y.	“Transaction” means this the transfer of Purchased Shares for the Purchase Price determined in this Agreement;

z.	“Transaction Documents” means this Agreement and any other agreement, document, certificate, consent, undertaking or instrument delivered by the Parties and/or their Affiliates pursuant to or in connection with this Agreement including the Shareholders Agreement.

aa.	“Transfer” (including with correlative meaning, the terms “Transferred by” and “Transferability”) shall mean to transfer, sell, assign, pledge, hypothecate, create a security interest in or lien on, place in trust (voting or otherwise), exchange, gift or transfer by operation of Law or in any other way subject to any Encumbrance or dispose of, whether or not voluntarily;

1.2	Interpretation.

In this Agreement:

a.	Words denoting any gender shall be deemed to include all other genders;

b.	Words importing the singular shall include the plural and vice versa, where the context so requires;

c.	The terms “hereof”, “herein”, “hereby”, “hereto” and other derivatives or similar words, refer to this entire Agreement or specified Sections of this Agreement, as the case may be;

d.	Reference to the term “Section” shall be a reference to the specified Section or Schedule of this Agreement;

e.	Any reference to “writing” includes printing, typing, lithography and other means of reproducing words in a permanent visible form.

f.	The term “directly or indirectly” means directly or indirectly through one or more intermediary persons or through contractual or other legal arrangements, and “direct or indirect” shall have correlative meanings;

g.	All headings and sub-headings of Sections, and use of bold typeface are for convenience only and shall not affect the construction or interpretation of any provision of this Agreement;

h.	Reference to any legislation or Law or to any provision thereof shall include references to any such Law as it may, after the Effective Date, from time to time, be amended, supplemented or re-enacted, and any reference to statutory provision shall include any subordinate legislation made from time to time under that provision;

i.	Reference to the word “include” or “including” shall be construed without limitation;

j.	Terms defined in this agreement shall include their correlative terms;

k.	Time is of the essence in the performance of the Parties’ respective obligations. If any time period specified herein is extended, such extended time shall also be of essence;

l.	References to the knowledge, information, belief or awareness of any Person shall be deemed to include the knowledge, information, belief or awareness of such Person after examining all information which would be expected or required from a Person of ordinary prudence;

m.	All references to this Agreement or any other Transaction Document shall be deemed to include any amendments or modifications to this Agreement or the relevant Transaction Document, as the case may be, from time to time;

n.	Reference to days, months and years are to calendar days, calendar months and calendar years, respectively, unless defined otherwise or inconsistent with the context or meaning thereof; and

o.	Any word or phrase defined in the recitals or in the body of this Agreement as opposed to being defined in Section Error! Reference source not found. shall have the meaning so assigned to it, unless the contrary is expressly stated or the contrary clearly appears from the context.

2.	PURCHASE AND SALE OF SALE SHARES, OTHER TRANSACTION CONDITIONS

2.1	The Sellers declare and warrant that are the shareholders of WD, legal and beneficial owners of Sale Shares which are free and clear from all Encumbrances and together with all rights, title, interest and benefits appertaining thereto, full balance sheet together with all bank balances, assets and liabilities. The purchase will also include all WD contracts, intellectual property, customer data and goodwill. (the “Share Purchase”), for the Purchase Price of US $8,000,000, which will be paid 20% in cash, and 80% in company shares, to be issued on the completion date to the current shareholders of WD. The 20% cash portion will be paid in three annual installments, with US$800,000 paid on the completion date (50%), US$400,000 paid on the first anniversary of the completion date (25%), and US$400,000 paid on the second anniversary of the completion date (25%). GG reserves the right to pay the installments early if it chooses to. There will be no interest payable on the annual installments.

2.2	Sellers hereby agree and warrant that pursuant to the receipt of the Purchase Price from Purchaser on the Closing Date, the title of the Sale Shares, shall pass on to the Purchaser, free of all Encumbrances whatsoever and together with all legal rights and advantages now and hereafter attaching or accruing thereto, so that the Purchaser will upon the Transfer of the Sale Shares in its name, receive full legal and beneficial ownership thereof.

2.3	The Company shall operate under the brand of Entrepreneurs Institute. WD will be obligated to report to GG and integrate its strategies and operations with the objective of maximizing value for the combined group and its clients. All its revenues will pass through GU, with GU taking a platform fee. EI also report its financials as a wholly owned subsidiary of GG, and the EI finance team will report to the GG finance manager.

2.4	For WD, adding the expertise and resources of Genius Group enables the team to leverage on the group’s strategic, systems, admin and financial functions, so WD can focus at their genius in both strategy and execution.

3.	CONDITIONS PRECEDENT

3.1	Seller’s Conditions Precedent to Closing. The obligations of the Purchaser to purchase and pay for the Sale Shares on Closing Date are subject to the satisfaction, or waiver in writing by the Purchaser at or prior to the Closing, of the following conditions.

a.	Compliance with obligations. The Company and the Sellers shall have performed and complied in all respects with all agreements, obligations and conditions contained in the Agreement that are required to be performed or complied with on or before Closing and shall have obtained all approvals, consents and qualifications necessary to complete the sale and purchase of the Sale Shares;

b.	Consents and Waivers. The Sellers or the Company (as the case may be) will have obtained all necessary consents, waivers and no-objections in writing from any Person as may be required under any applicable Law or contract or otherwise for the execution, delivery and performance of the Transaction Documents, including without limitation, Consents, waivers and no-objections;

c.	No Proceedings. No administrative, investigatory, judicial, quasi judicial or arbitration proceedings shall have been brought by any Person seeking to enjoin, or seek Damages from any party in connection with the sale and purchase of the Sale Shares, and no order, injunction, or other action shall have been issued, pending or threatened, which involves a challenge or seeks to or which prohibits, prevents, restrains, restricts, delays, makes illegal or otherwise interferes with the consummation of any of the transactions contemplated under the Agreement and the Transaction Documents;

d.	Capital Structure and Shareholding. No change in the capital structure of the Company or shareholding of the Sellers or rights attached to the Shares shall have occurred other than pursuant to the Transaction Documents.

e.	Corporate Actions. The Board shall have approved the execution of the Transaction Documents by the Company;

f.	Execution of Transaction Documents. All Transaction Documents, other than this Agreement, shall have been duly executed, stamped and delivered by the parties thereto.

g.	Accuracy of Warranties. A certificate, dated as of Closing Date, executed by the Sellers, certifying that the warranties set out in Section 5 are true and correct; and

3.2	Purchaser’s Conditions Precedent to Closing. The obligations of the Sellers Company to sell the Sale Shares on Closing Date are subject to the satisfaction, or waiver at or prior to the Closing, of the following conditions.

a.	Compliance with obligations. The Purchaser shall have performed and complied in all respects with all agreements, obligations and conditions contained in the Agreement that are required to be performed or complied with on or before Closing and shall have obtained all approvals, consents and qualifications necessary to complete the sale and purchase of the Sale Shares;

b.	Consents and Waivers. The Purchaser will have obtained all necessary consents, waivers and no-objections in writing from any Person as may be required under any applicable Law or contract or otherwise for the execution, delivery and performance of the Transaction Documents, including without limitation, Consents, waivers and no-objections;

c.	Execution of Transaction Documents. All Transaction Documents, other than this Agreement, shall have been duly executed, stamped and delivered by the parties thereto.

3.3	Each of the Parties shall take all steps necessary to fulfil the Conditions Precedent promptly and expeditiously. If any of the Conditions Precedent is not fulfilled, the non-defaulting Party shall have the right, but not the obligation, to terminate this Agreement by written notice to the Company and upon issuance of such written notice, this Agreement shall ipso facto terminate, save for any terms of this Agreement which are expressly stated to survive the termination of this Agreement.

3.4	Immediately upon fulfilment (or waiver on a case to case basis, as applicable) of all the Conditions Precedent, (i) the Sellers and the Company shall provide written confirmation to the Purchaser and (ii) the Purchaser shall provide written confirmation to the Sellers and the Company.

3.5	Co-operation. The Parties shall co-operate with each other in good faith and provide all requisite assistance for the satisfaction of any of the Conditions Precedent upon being reasonably requested to do so by the other Party. If any Party becomes aware of anything which will or may prevent any of the Conditions Precedent the relevant Party shall notify the other Party in writing as soon as practicable.

4.	PRE CLOSING ACTIONS

4.1	Between the Effective Date and the Closing, except as expressly permitted or required by this Agreement or with the prior written consent of the Purchaser, the Company and the Sellers shall:

a.	not directly or indirectly initiate or engage in discussions or negotiations with any other Person for the purpose of any transactions in respect of any Shares or Assets of the Company, including creation of any interest, direct, indirect, current, future or contingent, in the Shares or Assets of the Company;

b.	not carry out any action or omission which may affect the proposed transaction under this Agreement or which may reduce or dilute the effective shareholding of the Purchaser upon Closing or which may change the shareholding of the Sellers;

c.	not pass any resolution of the Shareholders or Board, which is inconsistent with any provision of, or transactions contemplated under, the Transaction Documents;

d.	carry-on the Business only in the ordinary course of business;

e.	comply with all applicable Laws relating to the Business;

f.	not make any amendments to the Memorandum or Articles of Association except as contemplated in this Agreement; and

g.	not agree or otherwise commit to take any of the actions described in the foregoing sub sections (a) through (f).

4.2	Reporting requirements. During that period, WD and the Sellers shall promptly advise the Purchaser in writing of any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, has had or may reasonably be expected to influence .

4.3	Access to Board Meetings, Documents, Etc. The Sellers and the Company shall allow the Purchaser and its representatives to have reasonable access until the Closing Date to WD, Books and Records, and other relevant documents necessary for the Transaction.

4.4	No Actions to Cause Representations and Warranties to be Untrue. During the Effective Date and the Closing Date, except as otherwise expressly contemplated in the Transaction Documents or agreed in writing by the Purchaser, the Sellers and the Company shall not take, or agree or otherwise commit to take, any of the foregoing actions or any other action that if taken would reasonably be expected to cause any of the representations or warranties set out in Section 6 to be untrue.

5.	CLOSING, DELIVERY AND PAYMENT

5.1	Closing. Subject to the satisfaction or waiver of the Conditions Precedent to Closing, their continued satisfaction or waiver immediately prior to Closing and the receipt of Confirmation by the Purchaser from the Sellers, the Sellers shall Transfer and deliver to the Purchaser, and the Purchaser shall, upon reliance on, amongst other things, the representations, warranties and undertakings contained in this Agreement, receive and take delivery from the Sellers, all of the right, title and interest of the Sellers in the Sale Shares free and clear from all Encumbrances, together with the share certificates and duly stamped and executed share transfer forms in relation to the Sale Shares. The Transfer or procurement of the Transfer of the Sale Shares by the Sellers to the Purchaser shall constitute the closing of the Share Purchase (“Closing”). The Closing shall occur on or before the Closing Date, unless extended by the written agreement of the Parties.

5.2	Closing Payment and Actions. At Closing, in exchange for the Sale Shares and the delivery or performance by Sellers of all those documents, items and actions as may be required to enable the Purchaser to be the legal and registered owner of the Sale Shares, the Purchaser shall pay to the Sellers, the Purchase Price in shares of Genius Group.

5.3	Purchaser shall cover the price by GG Shares in a following way: The 20% cash portion will be paid in three annual instalments, with US$800,000 paid on the completion date, US$400,000 paid on the first anniversary of the completion date, and US$400,000 paid on the second anniversary of the completion date. GG reserves the right to pay the instalments early if it chooses to. There will be no interest payable on the annual instalments.

5.4	The shares issued in GG to the shareholders of WD will be at the current share price of GU, which is currently $32.81. On this basis, a total of 195,062 shares in GU will be issued as payment for the 80% share portion of the purchase.

5.5	At Closing the following events shall take place:

a.	The Sellers shall deliver to the Purchaser the share certificate(s) representing the Sale Shares sold by such Seller, accompanied by duly stamped and executed share transfer form.

b.	The Company shall and the Sellers shall cause WD to convene a meeting of the Board for:

i.	taking on record the duly executed and stamped share transfer forms in respect of the Sale Shares; and

ii.	approving the Share Purchase of Sale Shares from the Sellers to the Purchaser;

c.	The Company shall make the necessary filings under applicable Law and execute all other documents as may be necessary for the conclusive Transfer of the Sale Shares in the name of the Purchaser; the Company shall make the necessary entries in its register of members and register of share transfer to record the Transfer of the Sale Shares from the Sellers to the Purchaser.

d.	WD shall adopt the Amended and Restated Articles of Association, in form and manner satisfactory to the Purchaser in a meeting of the shareholders of the Company;

5.6	Deliverables at Closing. At the Closing WD shall deliver to the Purchaser the following documents:

a.	Certified extract of the resolutions passed by the Board approving the transfer of the Sale Shares from the Sellers to the Purchaser.

b.	Certified extract of the register of members and the share transfer register of the WD evidencing the entries relating to the transfer of the Sale Shares from the Sellers to the Purchaser.

c.	Certificate, dated as of the Closing Date, executed by WD and the Sellers, certifying that the representation and warranties made by the Sellers and the Company as set out in this Agreement are true and correct as of the Closing.

d.	A certificate, dated as of the Closing executed by the Company and the Sellers, certifying to the fulfilment of the Effective Date Deliverables set forth in this Agreement.

e.	Share certificate(s) with respect to the Sale Shares with endorsement of name of the Purchaser on the same.

f.	Any other document as may be reasonably required by the Purchaser pursuant to Closing under this Agreement.

5.7	Upon Closing, the Purchaser shall hold 100 % Shares of the Company.

5.8	The obligations of each of the Parties in this Section are interdependent on each other. Closing shall not occur unless all of the obligations specified in this Section are complied with and are fully effective. Notwithstanding anything to the contrary, all transactions contemplated by this Agreement to be consummated at the Closing shall be deemed to occur simultaneously and no such transaction shall be deemed to be consummated unless all such transactions are consummated.

6.	REPRESENTATIONS AND WARRANTIES

6.1	Representation and Warranties of the Sellers. The Sellers and the Company represents and warrants to the Purchaser that each of the statements set out below (Warranties of the Sellers) is now and will be true and accurate as of the Effective Date (which representations and warranties shall be deemed to be repeated as of the Closing Date by reference to the facts and circumstances then existing as if references in such representations and warranties to the Effective Date were references to the Closing Date).

6.2	Authorisation by Sellers. This Agreement has been duly authorised, executed and delivered by the Sellers and creates legal, valid and binding obligations of the Sellers, enforceable in accordance with its terms. No consent, approval or authorisation of any Person or entity is required in connection with the Sellers execution or delivery of this Agreement or the consummation by the Sellers of the transactions contemplated by this Agreement, except for the approval of the Board to the transfer of the Sale Shares from the Sellers to the Purchaser.

6.3	Organisation. WD is a Company duly organised and validly existing under the Law of Singapore, has full corporate power and authority to carry on its business as it is currently being conducted and to own, operate and holds its assets as, and in the places where, such Assets are currently owned, operated and held.

6.4	Share Ownership Etc.

a.	Sellers are owners of the Sale Shares. The Sellers has the sole voting power, sole power of disposition and the sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Sale Shares proposed to be transferred by the Sellers hereunder, with no limitations, qualifications or restrictions on such rights.

b.	All of the Sale Shares held by the Sellers are fully paid and beneficially owned by the Sellers free and clear from all Encumbrances, and the Sellers has full right, power and authority to sell, transfer, convey and deliver to the Purchaser good, valid and marketable title to the Sale Shares held by the Sellers in accordance with the terms of this Agreement.

c.	The Sale Shares held by the Sellers are not the subject matter of any claim, action, suit, investigation or other proceeding or Judgment or subject to any prohibition, injunction or restriction on sale under any decree or order of any Governmental Authority.

d.	The Sale Shares held by the Sellers were legally acquired, and validly owned and held by the Sellers. The Sellers represent that the Sale Shares held by them were acquired and are held in compliance with the applicable Law and subject to appropriate approvals by any Government Authority.

e.	There are no outstanding or authorised obligations, rights including allotment, pre-emptive rights, rights of first refusal pursuant to any existing agreement warrants, options, or other agreements including voting agreements, contracts, arrangements entered into by the Sellers and binding upon the Company of any kind that gives any Person the right to purchase or otherwise receive the Sale Shares (or any interest therein).

f.	There are no options, agreements or understandings (exercisable now or in the future and contingent or otherwise) which entitle or may entitle any Person to create or require to be created any right or Encumbrance over the Sale Shares being transferred by it.

g.	Sellers confirms that they have not directly or indirectly entered into any arrangement or agreement with any Person to sell, dispose-off or otherwise deal with the Sale Shares held by the Seller.

h.	Sellers have clear and marketable title to the Sale Shares held by the Sellers and are entitled to sell, transfer and convey to the Purchaser all of the legal and beneficial interest in such Sale Shares on the terms of this Agreement.

i.	Sellers has not, nor has anyone authorised on his behalf, done, committed or omitted any act, deed, matter or thing whereby any of the Sale Shares owned by the Sellers are or may be forfeited or extinguished.

j.	the Purchaser will acquire a valid and marketable title to the Sale Shares and the said shares to be delivered by the Sellers to the Purchaser pursuant to this Agreement will be, when delivered, duly authorized, validly issued, fully paid-up and will be free and clear of all Encumbrances and third party rights and interests;

k.	No Taxes are required to be deducted at source or withheld by the Purchaser under Law from payments to be made to the Sellers for the Sale Shares;

l.	Upon the completion of the transaction contemplated under this Agreement, the Purchaser shall as of the Closing Date holds 100% of the issued and paid up share capital WD.

6.5	No Conflicts. The execution, delivery and performance of and compliance with this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not:

a.	violate, conflict with, result in or constitute a default under, result in the termination, cancellation or modification of, accelerate the performance required by, result in a right of termination under, or result in any loss of benefit under: (i) any material contract to which the Sellers or the Company is a party; (ii) a material permit/license; (iii) any agreements relating to the Indebtedness of the Company, or the Sellers (v) any agreements entered into between any or the Sellers or the Company or any of their respective Affiliates;

b.	violate or conflict with any Law to which the Company, the Sellers or any of their respective property is subject;

i.	violate the provisions of the charter documents of the Company; or

ii.	impose any Encumbrances on the Sale Shares or the WD Assets.

6.6	No Proceedings. There are no legal or governmental proceedings pending to which either of the Sellers or the Company is a party or to which any of the property of either of the Sellers or the Company on or Sale Shares is subject, and which in either case could reasonably be expected to have an adverse effect on the power or ability of either of the Sellers or the Company to perform theirs obligations under this Agreement.

6.7	The Sellers hereby represent, warrant and undertake to the Purchaser that the warranties set forth in this Agreement are true, correct, complete and accurate as on the Closing Date and further acknowledges that the Purchaser is entering into this Agreement relying on the said warranties.

6.8	Purchasers Warranties. the Purchaser hereby represents and warrants to the Sellers and WD as follows:

a.	It has all requisite power and authority to enter into this Agreement, to perform its obligations there under and to consummate the transaction contemplated hereby. The execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby, have been duly authorized by all necessary actions.

b.	This Agreement constitutes valid, legally binding and enforceable obligations of the Purchaser.

c.	It has financial resources to undertake its obligations and payment of Purchase Price under the Agreement.

6.9	Each of the Parties shall give the other Parties prompt notice in writing of any event, condition or circumstance (whether existing on or before the Effective Date or arising thereafter) that would cause any of their respective warranties to become untrue or incorrect or incomplete or inaccurate or misleading in any respect, that would constitute a violation or breach of any of the warranties as of any date from the effective Date or that would constitute a violation or breach of any terms and conditions contained in this Agreement. This requirement shall not prejudice the right of the Parties to terminate this Agreement pursuant to a breach of the terms or to seek indemnity for any breach of the warranties. Each Party undertakes to notify the other Parties promptly after becoming aware of such event, in any event no later than 10 (ten) days after becoming aware of such event.

6.10	Each of the warranties shall be construed as a separate representation, warranty, covenant or undertaking, as the case may be, and shall not be limited by inference from the terms of any other representation or warranty or by any other term of this Agreement.

6.11	Except as expressly stated, no representation made by the Parties shall be deemed to qualify any other representation made by them.

7.	INDEMNIFICATION AND DAMAGES

7.1	In consideration of the purchase of the Sale Shares by the Purchaser from the Sellers hereunder, each defaulting Party (“Indemnifying Party”) agrees to indemnify, defend and hold harmless, the other non-defaulting Party, its Affiliates and each of their respective partners, officers, employees, shareholders, partners, agents, as the case maybe (each, an “Indemnified Party” and collectively the “Indemnified Parties”) from and against, any and all, damages, Losses, Liabilities, obligations, fines, penalties, levies, action, investigations, inquisitions, notices, suits, judgments, claims of any kind including third party claims, interest, governmental and statutory action, costs, litigation and arbitral costs, taxes or expenses (including without limitation, reasonable attorney’s fees and expenses) (collectively referred to as “Loss”) suffered or incurred, directly or indirectly by any Indemnified Party as a result of:

a.	any misrepresentation or inaccuracy in any Warranty made by such defaulting Party, or any failure by such Sellers to perform or comply with any agreement, obligation, liability, representation, warranty, term, covenant or undertaking contained in this Agreement;

b.	any Loss incurred by the Indemnified;

c.	any fraud committed by the defaulting Party, at any time;

d.	Taxes, costs, and expenses (including reasonable fees and disbursements) arising in respect thereof, arising out of or in connection with any demand by a Governmental Authority against the Indemnified Party in connection with performance of any obligation under this Agreement.

7.2	In the event the Company or the Sellers make any payment pursuant to this Section 7 (Indemnification), the same shall be grossed up to take into account any Taxes, payable by the Indemnified Parties, or deductible by the Company, on such payment.

7.3	The indemnification rights of the Indemnified Parties under this Agreement are independent of, and in addition to, such other rights and remedies as Indemnified Parties may have at Law or in equity or otherwise, including the right to seek specific performance or other injunctive relief, none of which rights or remedies shall be affected or diminished thereby.

7.4	The Indemnifying Parties acknowledge and agree that any payments to be made pursuant to this Section 7 are not in the nature of a penalty but merely reasonable compensation for the loss that would be suffered, and therefore, each Indemnifying Party waives all rights to raise any claim or defence that such payments are in the nature of a penalty and undertakes that it shall not raise any such claim or defence.

7.5	The above indemnity shall take effect upon Closing but shall be applicable for any cause originating prior to the Closing and having cause any Loss to the Indemnified Parties.

8.	TERMINATION

8.1	This Agreement may be terminated prior to the Closing only by (i) mutual written consent of the Parties or (ii) by the Parties as follows:

a.	if the Closing shall not have occurred before 30 Aug 2020.

b.	upon the issuance of any Court Order that is final and not appealable and would prevent the consummation of the transactions contemplated hereby;

c.	either of the Parties breaches in any material respect any provision of this Agreement and that breach is not remedied within fifteen (15) Business Days of receiving a written notice to remedy such breach from the non defaulting Party;

d.	a judgment has been entered against a Party or any of their respective Affiliates restraining, prohibiting or declaring illegal the consummation of this Agreement or the transactions contemplated by this Agreement;

8.2	Any termination of this Agreement shall be without prejudice to any rights and obligations of the Parties accrued or incurred prior to the date of such termination, which shall survive the termination of this Agreement.

9.	CONFIDENTIALITY

9.1	Confidentiality:

a.	Each Party shall keep all information relating to each other Party, information relating to the transactions herein and this Agreement (collectively referred to as the “Information”) confidential. None of the Parties shall issue any public release or public announcement or otherwise make any disclosure concerning the Information without the prior approval of the other Party; provided however, that nothing in this Agreement shall restrict any of the Parties from disclosing any information as may be required under applicable Law subject to providing a prior written notice of 10 (Ten) Business Days to the other Parties (except in case of regulatory inquiry or examination, and otherwise to the extent practical and permitted by Law) . Subject to applicable Law, such prior notice shall also include (a) details of the Information intended to be disclosed along with the text of the disclosure language, if applicable; and (b) the disclosing Party shall also cooperate with the other Parties to the extent that such other Party may seek to limit such disclosure including taking all reasonable steps to resist or avoid the applicable requirement, at the request of the other Parties.

b.	Nothing in this Section 9.1 shall restrict any Party from disclosing Information for the following purposes:

i.	To the extent that such Information is in the public domain other than by breach of this Agreement;

ii.	To the extent that such Information is required to be disclosed by any applicable Law or stated policies or standard practice of the Parties or required to be disclosed to any Governmental Authority to whose jurisdiction such Party is subject or with whose instructions it is customary to comply;

iii.	To the extent that any such Information is later acquired by such Party from a source not obligated to any other Party hereto, or its Affiliates, to keep such Information confidential;

iv.	Insofar as such disclosure is reasonably necessary to such Party’s employees, directors or professional advisers, provided that such Party shall procure that such employees, directors or professional advisors treat such Information as confidential. For the avoidance of doubt it is clarified that disclosure of information to such employees, directors or professional advisors shall be permitted on a strictly “need-to-know basis”;

v.	To the extent that any of such Information was previously known or already in the lawful possession of such Party, prior to disclosure by any other Party hereto; and

vi.	To the extent that any information, materially similar to the Information, shall have been independently developed by such Party without reference to any Information furnished by any other Party hereto.

vii.	Where other Parties have given their prior approval to the disclosure.

c.	Any public release or public announcement (including any press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public) containing references the investment made by the Purchaser in the Company, shall require the prior written consent of the Purchaser.

10.	ARBITRATION

10.1	Should any dispute arise between the parties to this agreement in respect to: The interpretation of; Or the carrying into effect of; or any of the parties rights and obligations in terms of this agreement; Or the termination of or arising from the termination of; or the rectification of this agreement; Then the dispute shall be submitted to and decided by arbitration.

10.2	The arbitration shall be held in Singapore. with the parties and/or their representatives present, under the auspices and in accordance with the Rules of the Arbitration Foundation of Singapore.

10.3	The Arbitrator shall be, in the event that the matter in dispute is:

a.	A legal matter, a practising attorney of not less than fifteen years standing or a practising advocate of not less than fifteen years standing;

b.	An accounting matter, a practising chartered accountant of not less than ten years standing;

c.	Any other matter, any independent person agreed to between the parties.

10.4	The arbitrator shall have the fullest and widest discretion with regard to the proceedings and his award shall be final and binding on the parties to the dispute.

10.5	This clause shall survive the termination of this Agreement.

10.6	Costs. Each party shall bear its own expenses incurred in preparing this Agreement. The stamp duty and other costs payable on this Agreement, and the share transfer deed in relation to the Sale Shares shall be borne by the Sellers.

10.7	The provisions of this Agreement and the charter documents shall (as far as possible) be interpreted in such a manner as to give effect to all such documents; provided however, that in the event of an inconsistency between this Agreement and the charter documents, to the extent permitted by applicable Law, provisions of this Agreement shall prevail as between the Parties and shall govern their contractual relationship and the Parties shall cause the necessary amendments to the charter documents.

11.	GENERAL PROVISIONS

11.1	Survival. The representations and warranties and the Indemnity provisions shall survive the Closing. Any other provision which by virtue of its nature is intended to survive shall survive the termination of this Agreement.

11.2	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing expressed or referred to herein will be construed to give any person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

11.3	Assignment. The Parties hereby agree that no assignment of this Agreement will be permitted without the prior written consent of other Parties.

11.4	Counterparts. This Agreement may be executed in any number of originals or counterparts, each in the like form and all of which when taken together shall constitute one and the same document, and any Party may execute this Agreement by signing any one or more of such originals or counterparts.

11.5	Notices. Notices, demands or other communication required or permitted to be given or made under this Agreement shall be in writing and delivered personally or sent by prepaid post with recorded delivery, or email addressed to the intended recipient at its address set forth below, or to such other address or email number as a Party may from time to time duly notify to the others:

a.	If to Purchaser

(i)	Name	: Roger James Hamilton
(ii)	Address	: 3 Temasek Avenue 18-15 The Great Room Centenial Tower Singapore 039190
(iii)	Attention	: Roger James Hamilton
(iv)	Email	: rogerjameshamilton@gmail.com

b.	If to WD

(i)	Name	: Sandra Morrell
(ii)	Address	: 3 Temasek Avenue 18-15 The Great Room Centenial Tower Singapore 039190
(iii)	Attention	: Sandra Morrell
(iv)	Email	: sandra@entrepreneurresorts.com

c.	If to Sellers:

(i)	Name	: Sandra Morrell
(ii)	Address	: 3 Temasek Avenue 18-15 The Great Room Centenial Tower Singapore 039190
(iii)	Email	: sandra@entrepreneurresorts.com

11.6	Amendments. No amendment or variation of this Agreement shall be binding on any Party unless such variation is in writing and duly signed by all the Parties.

11.7	Waiver. No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorised representative of the waiving Party.

11.8	Severability. Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such in the event of any obligation or obligations being or becoming unenforceable in whole or in part. To the extent that any provision or provisions of this Agreement are unenforceable they shall be deemed to be deleted from this Agreement and any such deletion shall not affect the enforceability of the remainder of this Agreement not so deleted provided the fundamental terms of this Agreement are not altered.

11.9	Entire Agreement. This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes any prior arrangements whether oral or written, relating to such subject matter. No Party has relied upon any representation or warranty in entering this Agreement other than those expressly contained herein.

11.10	Relationship. No Party, acting solely in its capacity as a Shareholder, shall act as an agent of the Company or have any authority to act for or to WD.

11.11	Independent Rights. Each of the rights of the Parties under this Agreement are independent, cumulative and without prejudice to all other rights available to them, and the exercise or non-exercise of any such rights shall not prejudice or constitute a waiver of any other right of a Party, whether under this Agreement or otherwise.

11.12	Any date or period as set out in any Section of this Agreement may be extended with the written consent of the Parties failing which time shall be of the essence.

11.13	Governing Law: This Agreement and the relationship between the Parties shall be governed by, and interpreted in accordance with, the Laws of Singapore.

On Behalf of Purchaser (Genius Group Ltd)

/s/ Roger James Hamilton

Authorized Signatory

Roger James Hamilton

On Behalf of Seller (Wealth Dynamics Pte Ltd)

/s/ Sandra Morrell	/s/ Roger James Hamilton	/s/ Michelle Clarke

Authorized Signatory	Authorized Signatory	Authorized Signatory

Sandra Morrell	Roger James Hamilton	Michelle Clarke

Dated: 30th Aug 2019